September 24, 2003

James E. Scheifley & Associates, P.C.’s
PO Box 2158
Dillon, CO 80435

Dear Sirs,

Thank you for your past services to our business (formerly Asphalt Paving). On September 24th, 2003, our Board of Directors has decided to change accounting firms to a firm closer to our headquarters in Raleigh.

As you are aware, on or before September 29th, 2003, we are required to file a Form 8-K with the SEC reporting this event. We have enclosed a draft of the proposed Form 8-K for your review and comment. In particular, please indicate in your letter (i) whether you agree or disagree with statements made in response to Item 304(a) of Regulation S-K and (ii) if you do not agree, in which respects you do not agree. If we have your letter by that date, we will file your letter as an exhibit in our initial filing. Please send us a digital copy of your comment letter, as well as a signed hard copy, to facilitate filing. We would appreciate timely receipt of your letters so that we can file it with the initial Form 8-K instead of being required to file it by amendment.

Any digital copies can be sent to Brian Balbirnie at bbalbirnie@mobilereach.com.

Again, thank you very much for your past services and for your cooperation in helping us finalize the filing of this 8-K.

Most sincerely,

Michael Hewitt
President & Chief Executive Officer